# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REGENCY CENTERS CORP, CIK 0000910606
CUSIP: 758849103
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: ONE INDEPENDENT DRIVE, SUITE 114, JACKSONVILLE, Florida (FL), 32202
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004852
Filed by CIK 0000769734

## Reporting persons
- PRINCIPAL GLOBAL INVESTORS: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,435,404; sole dispositive power 0; shared dispositive power 1,435,404; aggregate amount beneficially owned 1,435,404 (0.8% of the class)
- PRINCIPAL REAL ESTATE INVESTORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,379,281; sole dispositive power 0; shared dispositive power 7,379,281; aggregate amount beneficially owned 7,379,281 (4.1% of the class)

## Item 1. Issuer
Name of issuer: REGENCY CENTERS CORP
Address of issuer's principal executive offices:
ONE INDEPENDENT DRIVE, SUITE 114, JACKSONVILLE, FLORIDA
32202

## Item 2. Person Filing
Name of person filing:
PRINCIPAL GLOBAL INVESTORS

PRINCIPAL REAL ESTATE INVESTORS LLC
Address of principal business office or, if none, residence:
PRINCIPAL GLOBAL INVESTORS
711 HIGH STREET
DES MOINES, Iowa
50392-0300

PRINCIPAL REAL ESTATE INVESTORS, LLC
711 HIGH STREET
DES MOINES, Iowa
50392-0300
Citizenship:
PRINCIPAL GLOBAL INVESTORS - DELAWARE

PRINCIPAL REAL ESTATE INVESTORS LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8,814,685
Percent of class: 4.9
Sole power to vote or to direct the vote:
PRINCIPAL GLOBAL INVESTORS - 0

PRINCIPAL REAL ESTATE INVESTORS LLC - 0
Shared power to vote or to direct the vote:
PRINCIPAL GLOBAL INVESTORS - 1,435,404

PRINCIPAL REAL ESTATE INVESTORS LLC - 7,379,281
Sole power to dispose or to direct the disposition:
PRINCIPAL GLOBAL INVESTORS - 0

PRINCIPAL REAL ESTATE INVESTORS LLC - 0
Shared power to dispose or to direct the disposition:
PRINCIPAL GLOBAL INVESTORS - 1,435,404

PRINCIPAL REAL ESTATE INVESTORS LLC - 7,379,281

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
This statement is filed by Principal Global Investors LLC and Principal Real Estate Investors LLC jointly pursuant to a Joint Filing Agreement, which is filed with this Schedule 13G as Exhibit 99.1.

## Signatures
- PRINCIPAL GLOBAL INVESTORS: /s/ J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (11/04/2025)
- PRINCIPAL REAL ESTATE INVESTORS LLC: /s/ J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (11/04/2025)